KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securities

May 5, 2006

Dear Sirs/Madames

Re: Cardiome Pharma Corp. (the "Corporation")

Please be advised that, in connection with National Instrument 51-102: Continuous Disclosure Obligations, we hereby notify you that we have read the Corporation's Notice of Change of Auditors dated April 21, 2006 and, based on our knowledge at this time, we are in agreement with the statements contained in said notice.

Yours very truly

KPMG LLP

Chartered Accountants